

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 20, 2020

Richard Van Doren
Chief Financial Officer
Jiya Acquisition Corp.
628 Middlefield Road
Palo Alto, CA 94301

> **Re: Jiya Acquisition Corp.**
> **Draft Registration Statement on Form S-1**
> **Submitted September 24, 2020**
> **CIK No. 0001824119**

Dear Mr. Van Doren:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form S-1 submitted September 24, 2020

Risk Factors
Provisions in our amended and restated certificate of incorporation and Delaware law may have the effect of discouraging lawsuits..., page 66

1. If the warrant agreement will include a similar provision, please revise your disclosure to add a discussion of that provision.

Management
Officers and Directors, page 107

2. Please revise your disclosure to more specifically describe your officers' and directors' employment during the past five years. Please refer to Item 401(e) of Regulation S-K.

Principal Stockholders, page 115

3.   Please expand the disclosure in footnote (3) to identify the managers of Jiya Holding Company LLC and indicate whether they have voting and investment discretion with respect to the shares.

    You may contact Melissa Gilmore, Staff Accountant, at (202) 551-3777 or Jean Yu, Assistant Chief Accountant, at (202) 551-3305 if you have questions regarding comments on the financial statements and related matters.  Please contact Sergio Chinos, Staff Attorney, at (202) 551-7844 or Erin Purnell, Staff Attorney, at (202) 551-3454 with any other questions.

                                            Sincerely,

                                            Division of Corporation Finance
                                            Office of Manufacturing

cc:     Derek Dostal